UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34918 / May 16, 2023

In the Matter of

TWO ROADS SHARED TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

HYPATIA CAPITAL MANAGEMENT LLC
430 Park Avenue, 19th Floor
New York, New York 10022

(812-15428)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Two Roads Shared Trust and Hypatia Capital Management LLC filed an application on January 24, 2023, and amendments on March 21, 2023 and April 14, 2023, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval and also grants relief from certain disclosure requirements.

On April 20, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34892). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Two Roads Shared Trust and Hypatia Capital Management LLC (File No. 812-15428) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.